Exhibit 99.2

Chapter B -

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the three months ended March 31, 2017 (“Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors’ report of December 31, 2016 is also available to the reader.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications

2.	Cellular Communications

3.	International Communications, Internet and NEP Services

4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content and commerce services (through “Walla”) and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

	1-3.2017	1-3.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%
Profit	350	288	62	21.5
EBITDA (operating profit before depreciation and amortization)	994	1,023	(29)	(2.8)

Year-on-year, profit was up during the Quarter following a reduction in taxes on income, as compared to an increase in the same period last year. The reduction was due to the effects of lower corporate tax rates on deferred tax assets. Operating profit was similar to the prior year period, despite changes in its composition as detailed below.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	Mar. 31, 2017	Mar. 31, 2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	1,370	1,777	(407)	(22.9)	The decrease was reported across all Group segments. For more information, see Section 1.3 - Cash Flows, below.
Current and non-current trade and other receivables	2,903	3,003	(100)	(3.3)	The decrease was mainly due to a reduction in trade receivables in the Cellular Communications segment, due to lower revenues from services and handset sales.
Inventory	114	123	(9)	(7.3)
Broadcasting rights	438	456	(18)	(3.9)
Property, plant and equipment	6,886	6,902	(16)	(0.2)
Intangible assets	2,986	3,260	(274)	(8.4)	The decrease was mainly due to write-downs of excess acquisition costs attributed to intangible assets upon assuming control of DBS, and a decrease in investment (net of depreciation) in the Cellular Communications segment.
Deferred tax assets	1,008	1,105	(97)	(8.8)	Tax assets were reduced, mainly due to the reduction in the corporate tax rate starting 2017.
Deferred costs and non-current investments	429	407	22	5.4	The increase was due to early adoption of IFRS 15 - Revenue from Contracts with Customers, whereby distributor fees are recognized as subscriber acquisition assets. See Note 3.2 to the financial statements.
Total assets	16,134	17,033	(899)	(5.3)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

1.1.	Financial Position (Contd.)

	Mar. 31, 2017	Mar. 31, 2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	10,703	10,605	98	0.9
Trade and other payables	1,705	1,843	(138)	(7.5)	The decrease was reported across all Group segments.
Current and deferred tax liabilities	215	672	(457)	(68.0)	The Company paid a total of NIS 461 million in the third quarter of 2016, following an agreement between the Company and the tax authorities
Liability towards Eurocom D.B.S. Ltd.	6	206	(200)	(97.1)	Payments to Eurocom D.B.S Ltd. for the purchase of DBS’s loans and shares.
Other liabilities	946	1,014	(68)	(6.7)	The decrease was mainly due to employee benefit liabilities in the Domestic Fixed-Line Communications segment.
Total liabilities	13,575	14,340	(765)	(5.3)
Total equity	2,559	2,693	(134)	(5.0)	Equity comprises 15.9% of the balance sheet total, as compared to 15.8% of the balance sheet total on March 31, 2016.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

1.2	Results of operations

1.2.1	Highlights

	1-3.2017	1-3.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	2,453	2,559	(106)	(4.1)	Revenues were down across all Group segments.
Depreciation and amortization expenses	428	449	(21)	(4.7)	The decrease was mainly attributable to the Cellular Communications and Multi-Channel Television segments.
Salary expenses	504	513	(9)	(1.8)
General and operating expenses	959	1,018	(59)	(5.8)	The decrease was reported across all Group segments, mainly the Cellular Communications segment. The decrease was affected, among other things, by early adoption of IFRS 15 - Revenue from Contracts with Customers, whereby distributor fees are recognized as subscriber acquisition assets. See Note 3.2 to the financial statements.
Other operating expenses (income), net	(4)	5	(9)	-
Operating profit	566	574	(8)	(1.4)
Finance expenses, net	101	102	(1)	(1.0)
Share in losses of investees	2	1	1	100
Income tax	113	183	(70)	(38.3)	Taxes were down mainly due to a reduction in the tax asset and recognition of NIS 64 million in deferred tax expenses in the prior year period, following a reduction in the corporate tax rate.
Profit for the period	350	288	62	21.5

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

1.2.2	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	1-3.2017		1-3.2016
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	1,078	43.9	1,112	43.5
Cellular Communications	628	25.6	671	26.2
International Communications, Internet and NEP Services	384	15.7	395	15.4
Multi-Channel Television	424	17.3	439	17.2
Other and offsets	(61)	(2.5)	(58)	(2.3)
Total	2,453	100	2,559	100

	1-3.2017		1-3.2016
	NIS millions	% of total revenues	NIS millions	% of total revenues
Operating profit by segment
Domestic Fixed-Line Communications	513	47.6	536	48.2
Cellular Communications	5	0.8	1	0.1
International Communications, Internet and NEP Services	49	12.8	37	9.4
Multi-Channel Television	52	12.3	57	13.0
Other and offsets	(53)	-	(57)	-
Consolidated operating profit/ % of Group revenues	566	23.1	574	22.4

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

1.2.2.	Operating segments

B.	Domestic Fixed-Line Communications Segment

	1-3.2017	1-3.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	361	384	(23)	(6.0)	The decrease was due to lower average revenue per phone line and a decrease in the number of lines.
Internet - infrastructure	409	394	15	3.8	The increase was mainly due to growth in the number of Internet subscribers through the wholesale service, offset by a decline in the number of retail Internet subscribers.
Transmission, data communications and others	308	334	(26)	(7.8)	The decrease was mainly due to lower transmission revenues from telecom operators.
Total revenues	1,078	1,112	(34)	(3.1)
Depreciation and amortization	180	183	(3)	(1.6)
Salaries	224	230	(6)	(2.6)
General and operating expenses	165	172	(7)	(4.1)	The decrease was mainly due to a reduction in distributor fee costs, recognized as an asset following early adoption of IFRS 15, and a reduction in interconnect fees to telecom operators.
Other operating income, net	4	9	(5)	(55.6)
Operating profit	513	536	(23)	(4.3)
Finance expenses, net	92	101	(9)	(8.9)	Net finance expenses were down due to finance expenses on the fair value of future long-term bank credit which were included in the prior year quarter. The decrease was partially offset, among other things, by higher interest costs on loans.
Income tax	102	107	(5)	(4.7)	The decrease was due to a reduction in profit after financing expenses, and a reduction in the corporate tax rate from 25% to 24% beginning 2017.
Segment profit	319	328	(9)	(2.7)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

1.2.2.	Operating segments

C.	Cellular Communications segment

	1-3.2017	1-3.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Services	435	455	(20)	(4.4)	The decrease was due to market competition driving down rates and migration of existing customers to cheaper plans offering greater data bandwidth at current market prices.
Equipment sales	193	216	(23)	(10.6)	The decrease was due to a change in the sales mix, reflected in lower sales volumes of high-end cellular devices and more sales of lower-end cellular devices. Sales of accessories, electronic products and non-cellular multimedia products were also up.
Total revenues	628	671	(43)	(6.4)
Depreciation and amortization	94	104	(10)	(9.6)	Expenses were down mainly due to CDMA network assets and additional assets having been fully written off. The decrease was partially offset by first-time recognition of depreciation expenses on subscriber acquisition assets.
Salaries	98	96	2	2.1
General and operating expenses	431	470	(39)	(8.3)	The decrease was mainly due to a reduction in handset sales costs following a change in the sales mix as aforesaid. The decrease was further affected by early adoption of IFRS 15 and lower engineering costs. The decrease was partially offset by higher call completion fees.
Operating profit	5	1	4	-
Finance income, net	14	12	2	16.7
Income tax	3	-	3	-
Segment profit	16	13	3	23.1

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

1.2.2	Operating segments

D.	International Communications, Internet and NEP Services

	1-3.2017	1-3.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	384	395	(11)	(2.8)	The decrease was due to decreased revenues from transferring calls between global operators (hubbing) and lower revenues from international calls due to a decrease in call minutes driven by continued competition with cellular operators and increasing use of substitute calling products. The decrease was partially offset by revenues from PBX sales and equipment for telecom solutions for businesses.
Depreciation and amortization	33	33	-	-
Salaries	84	83	1	1.2
General and operating expenses	218	228	(10)	(4.4)	The decrease was due to a reduction in expenses from transferring calls between global operators (hubbing) and expenses from international calls, coupled with lower fee payments on subscriber recruitment which were recognized as an asset following the early adoption of IFRS 15. The decrease was partially offset by higher internet service expenses and costs from the sale of PBXs and equipment for telecom solutions for business, corresponding to revenues as aforesaid.
Other operating expenses	-	14	(14)	(100)	Expenses in the prior year period were due to the signing of a collective agreement.
Operating profit	49	37	12	32.4
Finance expenses, net	2	2	-	-
Tax expenses	11	9	2	22.2
Segment profit	36	26	10	38.5

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

1.2.2	Operating segments

E.	Multi-Channel Television

	1-3.2017	1-3.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	424	439	(15)	(3.4)	The decrease was mainly due to a decrease in the average number of subscribers.
Depreciation and amortization	70	76	(6)	(7.9)	The decrease was mainly due to a reduction in investments.
Salaries	59	61	(2)	(3.3)
General and operating expenses	243	245	(2)	(0.8)
Operating profit	52	57	(5)	(8.8)
Finance expenses, net	27	19	8	42.1	Net expenses were up, mainly due to a change in the fair value of financial assets.
Finance expenses for shareholder loans, net	-	108	(108)	(100)	No finance expenses were recognized in the present Quarter, following conversion of the shareholder loans to equity in the third quarter of 2016.
Taxes on income	6	1	5	-
Segment profit (loss)	19	(71)	90	-

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

1.3	Cash flow

	1-3.2017	1-3.2016	Change
	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	826	922	(96)	(10.4)	Net cash from operating activities was down due to Multi-Channel Television and Cellular Communications operations, partially offset by an increase in net cash in Domestic Fixed-Line Communications operations due to changes in working capital.
Net cash used in investing activities	(373)	(123)	(250)	203.3	Net cash used in investing activities was up, mainly due to lower proceeds on the sale of held-for-trading financial assets, and increased investment in subscriber acquisition assets (see Note 3.2.5 to the financial statements).
Net cash used in financing activities	(309)	(133)	(176)	132.3	Net cash used in financing activities was due to loan repayments in the Domestic Fixed-Line Communications segment.
Increase in cash	144	666	(522)	(78.4)

Average volume in the reported Quarter:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 10,828 million.

Supplier credit: NIS 888 million.

Short-term credit to customers: NIS 1,988 million. Long-term credit to customers: NIS 438 million.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

1.3.	Cash Flows (contd.)

As of March 31, 2017, the Group had a working capital deficit of NIS 14 million, as compared to a working capital deficit of NIS 971 million on March 31, 2016.

According to its separate financial statements, the Company had a working capital deficit of NIS 560 million as of March 31, 2017, as compared to a working capital deficit of NIS 1,577 million on March 31, 2016.

This reduction in the Group’s working capital was mainly due to a decrease in the Company’s current liabilities, including a decrease in liabilities to financial institutions and debenture-holders, tax liabilities, and liabilities to Eurocom D.B.S. Ltd.

The Company’s Board of Directors has reviewed, among other things, the Company’s cash requirements and resources, both at present and in the foreseeable future, has reviewed the Company’s and the Group’s investment needs, the Company’s and the Group’s available credit sources, and has conducted sensitivity analysis to unexpected deterioration in the Company and the Group’s business. In this context, the Company’s Board of Directors has determined that the aforesaid working capital deficit does not indicate any liquidity problem in the Company and the Group and that there is no reasonable concern that the Company and the Group will fail to meet their existing and foreseeable obligations on time (even in the event of unexpected deterioration in the Company’s and the Group’s business). The Company and the Group can meet their existing and foreseeable cash requirements, both through available cash balances, through cash from operating activities, through liquid resources from subsidiaries, through guaranteed credit facilities in 2017 under pre-determined commercial terms, and by raising debt from bank and non-bank sources.

The above information includes forward-looking information, based on the Company’s assessments concerning its liquidity. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

2.	Disclosure Concerning the Company’s Financial Reporting

2.1	Disclosure on the early adoption of IFRS 15 - Revenues from Contracts with Customers

Following publication of IFRS 15 - Revenues from Contracts with Customers (“the Standard”), the Company reviewed the Standard’s possible impact on its financial statements, including by consultation with its auditing accountants and additional consultants. This review was conducted across all Group companies. As a result, the Company decided on the early adoption of the Standard, starting from the Company’s financial statements as of March 31, 2017.

For information concerning the Standard’s guidelines, its application, and adjustments to the Group’s financial statements following the Standard’s first-time application, see Note 3.2 to the financial statements.

Actions taken by the Group in preparation for adopting the Standard, and measures for reducing risk of errors in its financial statements:

1.	The Group studied the possible impact of the Standard on its financial statements. This process included a review of the Standard’s provisions, a review of professional information issued by international accounting firms and by the International Accounting Standards Board (IASB), and internal discussions with Group companies. Meetings were also held with the auditing accountants and additional accounting consultants. These meetings included a thorough discussion of issues raised by the Standard’s application, and a review of its impact on the Group’s companies. Each company documented the relevant issues and their impact on the financial statements.

2.	The Group studied the Israel Securities Authorities’ response to a pre-ruling request on the early adoption of the Standard, and Accounting Staff Position 11-4 - Disclosure on the Effects of Applying IFRS 15.

3.	The Group has reviewed the necessary adjustments to the Group’s information systems supporting the Standard’s application.

4.	The Group has studied its internal controls and adaptations needed to achieve effective control over proper first-time application of the Standard, in particular concerning the plausibility of significant judgments and estimates made in such application.

2.2	Due to legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2017

3.	Details of debt certificate series

3.1	According to the Company’s Board of Directors’ decisions of May 4, 2017, and May 17, 2017, the Company is considering a possible public issue of debentures, effected as an expansion of an existing series and offering the holders of DBS Debentres (Series B) to buy Company debentures in lieu of their debenture-holdings.

For more information, see Note 13.2 to the financial statements.

3.2	Debentures (Series 6-10) are rated Aa2.il Stable by Midroog Ltd. (“Midroog”) and ilAA/Stable by Standard & Poor’s Maalot Ltd. (“Maalot”).

For current and historical ratings data for the debentures, see the Company’s immediate report of June 2, 2016 (ref. no. 2016-01-043158) its immediate report of July 12, 2016 (ref. no. 2016-01-080467), its immediate report of April 18, 2016 (ref. no. 2016-01-050395) (Midroog) and April 24, 2017 (ref. no. 2017-01-034792) (Maalot).

The rating reports are included in this Board of Directors’ Report by way of reference.

4.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of March 31, 2017, see the Company’s reporting form on the MAGNA system, dated May 18, 2017.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch	Stella Handler
Chairman of the Board	CEO

Signed: May 17, 2017